Exhibit 99.1

March 26, 2021	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To:	All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: THE DESCARTES SYSTEMS GROUP INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 21, 2021
Record Date for Voting (if applicable) :	April 21, 2021
Beneficial Ownership Determination Date :	April 21, 2021
Meeting Date :	June 03, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	249906108	CA2499061083

Sincerely,

Computershare
Agent for THE DESCARTES SYSTEMS GROUP INC.